UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Akcea Therapeutics, Inc.

(Name of Subject Company)

Akcea Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L107

(CUSIP Number of Common Stock)

Damien McDevitt

Chief Executive Officer

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

(617) 207-0202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary R. Blume

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Akcea Therapeutics, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), to acquire all of the outstanding Shares at a price per Share equal to $18.15, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Agreement and Plan of Merger, dated as of August 30, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Ionis and Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Ionis and Purchaser with the SEC on September 14, 2020, as amended or supplemented from time to time.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented as follows:

The following is added as a new section in Item 8 on page 54:

“Certain Litigation.

On September 29, 2020, a purported stockholder of the Company named Stephen Bushansky filed a lawsuit against the Company and members of the Board in the United States District Court for the Southern District of California, captioned Bushansky v. Akcea Therapeutics, Inc., et al., Case No. 20-cv-01933 (the “Bushansky Complaint”). The Bushansky Complaint alleges that the Company and the members of the Board violated Section 14(e) of the Exchange Act by failing to disclose certain supposedly material information in this Schedule 14D-9 in connection with the Transactions, which they allege rendered this Schedule 14D-9 false and misleading. In addition, the Bushansky Complaint alleges that members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Solicitation/Recommendation Statement. The Bushansky Complaint seeks, among other things, an order enjoining consummation of the Transactions; rescission of the Transactions if they have already been consummated and rescissory damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees.

The outcome of this lawsuit cannot be predicted with certainty. If a preliminary injunction were to be granted it could delay or jeopardize the completion of the Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of such Transactions. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Bushansky Complaint, a copy of which is attached as Exhibit (a)(5)(G) to this Schedule 14D-9 and is hereby incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented as follows:

The following Exhibit is hereby added:

Exhibit No.	Description

(a)(5)(G)	Complaint, dated September 29, 2020 (Bushansky v. Akcea Therapeutics, Inc., et al.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2020	AKCEA THERAPEUTICS, INC.

	By:	/s/ Joshua Patterson
Name: Joshua Patterson Title: General Counsel